                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*

                            MILESTONE SCIENTIFIC INC.
                            -------------------------
                                (NAME OF ISSUER)

                          COMMON STOCK, $.001 PAR VALUE
                          -----------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    59935P100
                                 (CUSIP NUMBER)

                                RICHARD J. LAMPEN
                   EXECUTIVE VICE PRESIDENT & GENERAL COUNSEL
                             NEW VALLEY CORPORATION
                       100 S.E. SECOND STREET, 32ND FLOOR
                                 MIAMI, FL 33131
                                 (305) 579-8000

               ---------------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                NOVEMBER 5, 1997
             ------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 13 Pages

CUSIP NO. 59935P100                                          PAGE 2 OF 13 PAGES


================================================================================

          Name of Reporting Person
      1   S.S. or I.R.S. Identification No. of Above Person
                                  NEW VALLEY CORPORATION
--------------------------------------------------------------------------------
      2   Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
      3   SEC Use Only
--------------------------------------------------------------------------------
      4   Source of Funds (See Instructions)                       WC
--------------------------------------------------------------------------------
      5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
      6   Citizenship or Place of Organization
                                    Delaware
================================================================================
                      7  Sole Voting Power

                           387,400 (including 380,000 acquirable within 60 days upon exercise of Warrants)
                     -----------------------------------------------------------
                      8  Shared Voting Power
                                       - 0 -
                     -----------------------------------------------------------

 Number of Shares     9  Sole Dispositive Power
Beneficially Owned       387,400 (including 380,000 acquirable within 60 days
by Each Reporting        upon exercise of Warrants)
  Person With
                     -----------------------------------------------------------

                     10  Shared Dispositive Power
                                         - 0 -
================================================================================

      11  Aggregate Amount Beneficially Owned by Each Reporting Person

             387,400 (including 380,000 acquirable within 60 days upon exercise of Warrants)
--------------------------------------------------------------------------------
      12 Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                             [ ]
--------------------------------------------------------------------------------
      13  Percent of Class Represented by Amount in Row (11)
                                                                  4.57%
--------------------------------------------------------------------------------
      14  Type of Reporting Person (See Instructions)              CO

================================================================================

CUSIP NO. 59935P100                                          PAGE 3 OF 13 PAGES


================================================================================

          Name of Reporting Person
      1   S.S. or I.R.S. Identification No. of Above Person
                                  NEW VALLEY HOLDINGS, INC.
--------------------------------------------------------------------------------
      2   Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
      3   SEC Use Only
--------------------------------------------------------------------------------
      4   Source of Funds (See Instructions)                  N/A
--------------------------------------------------------------------------------
      5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
      6   Citizenship or Place of Organization
                                    Delaware
================================================================================
                      7  Sole Voting Power

                                      - 0 -
                     -----------------------------------------------------------
                      8  Shared Voting Power
                                      - 0 -
                     -----------------------------------------------------------

 Number of Shares     9  Sole Dispositive Power
Beneficially Owned
by Each Reporting                     - 0 -
  Person With
                     -----------------------------------------------------------

                     10  Shared Dispositive Power
                                      - 0 -
================================================================================

      11  Aggregate Amount Beneficially Owned by Each Reporting Person

                                      - 0 -
--------------------------------------------------------------------------------
      12 Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                             [X]
--------------------------------------------------------------------------------
      13  Percent of Class Represented by Amount in Row (11)
                                                0%
--------------------------------------------------------------------------------
      14  Type of Reporting Person (See Instructions)         CO; HC

================================================================================

CUSIP NO. 59935P100                                          PAGE 4 OF 13 PAGES


================================================================================

          Name of Reporting Person
      1   S.S. or I.R.S. Identification No. of Above Person
                                  BGLS INC.
--------------------------------------------------------------------------------
      2   Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
      3   SEC Use Only
--------------------------------------------------------------------------------
      4   Source of Funds (See Instructions)                  N/A
--------------------------------------------------------------------------------
      5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
      6   Citizenship or Place of Organization
                                    Delaware
================================================================================
                      7  Sole Voting Power

                                      - 0 -
                     -----------------------------------------------------------
                      8  Shared Voting Power
                                      - 0 -
                     -----------------------------------------------------------

 Number of Shares     9  Sole Dispositive Power
Beneficially Owned
by Each Reporting                     - 0 -
  Person With
                     -----------------------------------------------------------

                     10  Shared Dispositive Power
                                      - 0 -
================================================================================

      11  Aggregate Amount Beneficially Owned by Each Reporting Person

                                      - 0 -
--------------------------------------------------------------------------------
      12 Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                             [X]
--------------------------------------------------------------------------------
      13  Percent of Class Represented by Amount in Row (11)
                                                0%
--------------------------------------------------------------------------------
      14  Type of Reporting Person (See Instructions)         CO; HC

================================================================================

CUSIP NO. 59935P100                                          PAGE 5 OF 13 PAGES


================================================================================

          Name of Reporting Person
      1   S.S. or I.R.S. Identification No. of Above Person
                                  BROOKE GROUP LTD.
--------------------------------------------------------------------------------
      2   Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
      3   SEC Use Only
--------------------------------------------------------------------------------
      4   Source of Funds (See Instructions)                  N/A
--------------------------------------------------------------------------------
      5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
      6   Citizenship or Place of Organization
                                    Delaware
================================================================================
                      7  Sole Voting Power

                                      - 0 -
                     -----------------------------------------------------------
                      8  Shared Voting Power
                                      - 0 -
                     -----------------------------------------------------------

 Number of Shares     9  Sole Dispositive Power
Beneficially Owned
by Each Reporting                     - 0 -
  Person With
                     -----------------------------------------------------------

                     10  Shared Dispositive Power
                                      - 0 -
================================================================================

      11  Aggregate Amount Beneficially Owned by Each Reporting Person

                                      - 0 -
--------------------------------------------------------------------------------
      12 Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                             [X]
--------------------------------------------------------------------------------
      13  Percent of Class Represented by Amount in Row (11)
                                                0%
--------------------------------------------------------------------------------
      14  Type of Reporting Person (See Instructions)         CO; HC

================================================================================

CUSIP NO. 59935P100                                          PAGE 6 OF 13 PAGES


================================================================================

          Name of Reporting Person
      1   S.S. or I.R.S. Identification No. of Above Person
                                  BENNETT S. LEBOW
--------------------------------------------------------------------------------
      2   Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
      3   SEC Use Only
--------------------------------------------------------------------------------
      4   Source of Funds (See Instructions)                  N/A
--------------------------------------------------------------------------------
      5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
      6   Citizenship or Place of Organization
                                    United States
================================================================================
                      7  Sole Voting Power

                                      - 0 -
                     -----------------------------------------------------------
                      8  Shared Voting Power
                                      - 0 -
                     -----------------------------------------------------------

 Number of Shares     9  Sole Dispositive Power
Beneficially Owned
by Each Reporting                     - 0 -
  Person With
                     -----------------------------------------------------------

                     10  Shared Dispositive Power
                                      - 0 -
================================================================================

      11  Aggregate Amount Beneficially Owned by Each Reporting Person

                                      - 0 -
--------------------------------------------------------------------------------
      12 Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                             [X]
--------------------------------------------------------------------------------
      13  Percent of Class Represented by Amount in Row (11)
                                                              0%
--------------------------------------------------------------------------------
      14  Type of Reporting Person (See Instructions)         IN

================================================================================

                  This Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on September 15, 1997 (the "Schedule 13D"), as amended by Amendment Nos. 1, 2 and 3 filed with the SEC, on behalf of New Valley Corporation ("New Valley"), N.V. Holdings, Inc., BGLS Inc., Brooke Group Ltd. and Bennett S. LeBow, in connection with the common stock, $.001 par value (the "Common Stock"), of Milestone Scientific Inc., a Delaware corporation (the "Company"), is hereby further amended as follows (unless otherwise defined, all capitalized terms used herein shall have the meanings set forth in the Schedule
13D):

ITEM 2.  IDENTITY AND BACKGROUND.

                  The second sentence of the second paragraph in Item 2 of the
Schedule 13D is hereby deleted and replaced in its entirety by the following:

                  "The Reporting Persons collectively may be deemed to be a group beneficially owning, in the aggregate, 387,400 shares (including 7,400 shares acquired by New Valley and 380,000 shares acquirable by New Valley within 60 days upon the exercise of warrants) of Common Stock (such shares and warrants, together with the Contingent Warrant (as defined below), collectively, the "Securities") or approximately 4.57% of the outstanding shares of the Common Stock within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act")."

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  (1) Clause (a) of Item 5 of the Schedule 13D is hereby deleted and replaced in its entirety by the following:

                           "As of the date hereof, the Reporting Persons may be
                  deemed to be acting as a group, within the meaning of Section 13(d)(3) of the Act, beneficially owning, in the aggregate, 387,400 shares (including 380,000 shares acquirable within 60 days upon the exercise of warrants) of Common Stock of the Company, which constituted approximately 4.57% of the 8,103,080 shares of Common Stock outstanding as of October 31, 1997 (as reported in the Company's Preliminary Proxy Statement filed with the SEC on November 5, 1997) plus the 380,000 shares of Common Stock acquirable by New Valley within 60 days upon the exercise of warrants."

                  (2) Clause (c) of Item 5 of the Schedule 13D is hereby deleted and replaced in its entirety by the following:

                           "(c) On September 9, 1997, New Valley purchased the
                  Securities from the Company for $3,000,000. See Item 6. On October 14, 1997, New Valley exercised warrants to purchase 120,000 shares of Common Stock at $9.00 per share. From October 1 to November 4, 1997, New Valley sold in the open market on NASDAQ 612,600 shares of Common Stock as described in Exhibit G, which is attached hereto and incorporated



                               Page 7 Of 13 Pages
                  herein by reference. None of the Reporting Persons has effected any other transactions in the Common Stock in the past 60 days."

                  (2) Clause (e) of Item 5 of the Schedule 13D is hereby deleted and replaced in its entirety by the following:

                           "(e) As of November 5, 1997, based on the number of
                  shares of Common Stock reported as outstanding as of October 31, 1997 in the Company's Preliminary Proxy Statement filed with the SEC on November 5, 1997, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock."

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                  Exhibit G of Item 7 of the Schedule 13D is hereby deleted and replaced in its entirety by the following:

Exhibit G:        Transactions in the Common Stock in the past 60 days.















                               Page 8 of 13 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:            November 6, 1997

                                  NEW VALLEY CORPORATION

                                  By:  /s/ RICHARD J. LAMPEN
                                       ----------------------------------
                                       Name:    Richard J. Lampen
                                       Title:   Executive Vice President

                                  NEW VALLEY HOLDINGS, INC.

                                  By:  /s/ RICHARD J. LAMPEN
                                       ----------------------------------
                                       Name:    Richard J. Lampen
                                       Title:   Executive Vice President

                                  BGLS INC.

                                  By:  /s/ RICHARD J. LAMPEN
                                       ----------------------------------
                                       Name:    Richard J. Lampen
                                       Title:   Executive Vice President

                                  BROOKE GROUP LTD.

                                  By:  /s/ RICHARD J. LAMPEN
                                       ----------------------------------
                                       Name:    Richard J. Lampen
                                       Title:   Executive Vice President

                                  BENNETT S. LEBOW

                                  By:  New Valley Corporation

                                  By:  /s/ RICHARD J. LAMPEN
                                       ----------------------------------
                                       Name:    Richard J. Lampen
                                       Title:   Executive Vice President


                               Page 9 of 13 Pages

                                                                      EXHIBIT G

         TRANSACTIONS IN THE COMMON STOCK IN THE PAST 60 DAYS:

                                                     No. of Shares              Price Per
Name                          Date                      Sold                    Share (1)
----                          --------               --------------             ------------
New Valley                    10/1/97                     1,000                   23.7500
                                                          1,400                   25.5625
                                                         45,500                   25.6250
                                                         71,400                   25.7500
                                                          1,000                   25.8125
                                                         10,000                   25.8750
                                                          1,000                   25.9375
                                                         29,500                   26.0000
                                                          1,000                   26.0625
                                                          2,500                   26.2500
                                                          1,400                   26.6250
                                                          4,600                   26.7500
                                                          2,000                   26.8750
                                                          1,000                   26.9375
                                                            700                   27.0000
                                                            300                   27.0625
                                                          2,000                   27.1250
                                                          8,000                   27.2500
                                                          1,500                   27.5000
                                                          4,000                   27.6250
                                                            500                   28.7500
                                                          3,000                   29.1250
                                                          4,000                   29.2500
                                                      ---------
                                                        197,300

New Valley                    10/2/97                     8,500                   19.2500
                                                          1,300                   19.3750
                                                          5,000                   19.5000
                                                          5,600                   19.6250
                                                          1,000                   19.6875
                                                          7,100                   19.7500
                                                            600                   19.8125
                                                          3,000                   19.8750
                                                          4,400                   20.0000
                                                          1,000                   20.2500
                                                          2,000                   20.3750
                                                          3,000                   20.5000
                                                          3,000                   20.7500
                                                         12,000                   21.0000
                                                         37,000                   21.0625
                                                            500                   21.1250
                                                       --------
                                                         95,000

New Valley                    10/3/97                     3,000                   22.0000
                                                          3,600                   22.2500
                                                            900                   22.3750
                                                        -------
                                                          7,500

                              Page 10 of 13 Pages


New Valley                    10/6/97                 12,000                    21.7500
                                                      18,000                    22.0000
                                                     -------
                                                      30,000

New Valley                    10/7/97                  8,000                    22.1250
                                                       2,000                    22.2500
                                                       5,000                    22.3750
                                                       7,500                    22.5000
                                                       7,500                    22.6250
                                                     -------
                                                      30,000

New Valley                    10/8/97                 10,000                    24.8750
                                                       4,000                    25.0000
                                                       2,000                    25.2500
                                                       1,800                    25.5000
                                                       4,700                    25.6250
                                                     -------
                                                      22,500

New Valley                    10/9/97                  2,000                    25.8750
                                                       5,000                    26.0625
                                                       3,000                    26.2500
                                                       2,000                    26.3750
                                                       3,000                    26.6250
                                                       5,000                    26.7500
                                                       3,900                    27.0000
                                                     -------
                                                      23,900

New Valley                    10/10/97                13,000                    27.3750
                                                       8,400                    27.5000
                                                     -------
                                                      21,400

New Valley                    10/13/97                 1,500                    28.2500
                                                       2,000                    28.3125
                                                         500                    28.3750
                                                      11,000                    28.7500
                                                       1,000                    28.8750
                                                     -------
                                                      16,000

New Valley                    10/14/97                   500                    27.0000
                                                         500                    27.5000
                                                       5,000                    29.0000
                                                     -------
                                                       6,000

New Valley                    10/15/97                 8,000                    27.5000

New Valley                    10/17/97                 8,000                    27.0000
                                                         200                    27.0625
                                                       7,300                    27.2500
                                                      10,500                    27.5000
                                                       1,000                    27.7500
                                                       3,000                    27.8750
                                                     -------
                                                      30,000


                              Page 11 of 13 Pages

New Valley                    10/20/97                 5,000                    28.1250
                                                      30,000                    29.0000
                                                         500                    29.0625
                                                     -------
                                                      35,500

New Valley                    10/21/97                10,000                    25.7500
                                                       1,000                    25.8750
                                                     -------
                                                      11,000

New Valley                    10/22/97                 5,500                    25.0000
                                                       1,300                    25.1250
                                                       2,000                    25.3750
                                                       2,500                    25.5000
                                                       2,000                    25.7500
                                                       1,700                    25.8750
                                                     -------
                                                      15,000

New Valley                    10/23/97                   100                    24.7500
                                                       1,900                    24.8750
                                                       3,000                    25.0000
                                                       2,000                    25.2500
                                                       1,500                    25.3750
                                                       2,500                    25.5000
                                                     -------
                                                      11,000

New Valley                    10/24/97                 4,200                    25.1250
                                                       1,300                    25.3750
                                                         500                    25.5000
                                                       3,500                    25.6250
                                                       2,000                    25.7500
                                                     -------
                                                      11,500

New Valley                    10/29/97                 2,000                    25.1250
                                                       2,000                    25.2500
                                                      ------
                                                       4,000

New Valley                    10/31/97                 3,000                    25.1250
                                                       6,000                    25.3750
                                                       1,000                    25.4375
                                                       1,000                    25.6250
                                                       4,000                    25.7500
                                                       3,500                    26.0000
                                                       4,000                    26.2500
                                                         500                    26.4375
                                                       2,000                    26.5000
                                                     -------
                                                      25,000

New Valley                    11/3/97                  3,000                    26.2500
                                                       1,000                    26.6250
                                                       1,000                    26.9375
                                                       -----
                                                       5,000

New Valley                    11/4/97                  1,600                    26.2500
                                                       4,000                    26.3750
                                                       1,400                    26.5000
                                                       -----
                                                       7,000

                              Page 12 of 13 Pages

-----------------------------------------------------------

(1)      Excludes brokerage commissions.

         See Item 6 of the Schedule 13D regarding the purchase of the Securities by New Valley on September 9, 1997.

         On October 14, 1997, New Valley exercised warrants to purchase 120,000 shares of Common Stock at $9.00 per share.



















                              Page 13 of 13 Pages